Exhibit 7.1

Explanation of ratio calculations

Other financial data	2014	2013	2012	2011	2010
Basic and diluted earnings/(loss) per ordinary and equivalent B share from
continuing operations - pence (1)	0.5	(85.0)	(58.9)	(19.8)	(7.7)
Share price per ordinary share at year end - £	3.94	3.38	3.25	2.02	3.91
Market capitalisation at year end - £bn	45.2	38.2	36.3	22.3	42.8
Net asset value per ordinary and equivalent B share - £	5.25	5.24	6.31	6.90	7.02
Return on average total assets (2)	(0.3%)	(0.7%)	(0.4%)	(0.1%)	(0.1%)
Return on average owners' equity (3)	(4.6%)	(12.6%)	(7.8%)	(2.8%)	(1.5%)
Return on average ordinary and B shareholders' equity (4)	(6.3%)	(14.5%)	(8.9%)	(3.1%)	(0.9%)
Average owners' equity as a percentage of average total assets	5.9%	5.6%	5.2%	4.9%	4.6%
Risk asset ratio - Tier 1	13.2%	13.1%	12.4%	13.0%	12.9%
Risk asset ratio - Total	17.1%	16.5%	14.5%	13.8%	14.0%
Ratio of earnings to combined fixed charges and preference share dividends (5)
- including interest on deposits	1.52	(0.51)	0.13	0.78	0.95
- excluding interest on deposits	2.61	(5.12)	(3.73)	(0.86)	0.52
Ratio of earnings to fixed charges only (5,6)
- including interest on deposits	1.67	(0.55)	0.13	0.78	0.97
- excluding interest on deposits	3.58	(6.95)	(4.80)	(0.86)	0.61

Notes:
(1)	None of the convertible securities had a dilutive effect in the years 2010 to 2014.
(2)	Return on average total assets represents loss attributable to ordinary and B shareholders as a percentage of average total assets.
(3)	Return on average owners’ equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.
(4)	Return on average ordinary and B shareholders' equity represents loss attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(5)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(6)
The earnings for the years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011 and 2010 was £9,247 million, £6,353 million, £1,860 million and £397 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 was £8,849 million, £6,052 million, £1,860 million and £263 million, respectively.